SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated January 10, 2006 regarding the court order permitting the release of undertakings given in connection with the Company’s 2004 Capital Reduction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: January 13, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

COURT ORDER PERMITTING THE RELEASE OF UNDERTAKINGS
GIVEN IN CONNECTION WITH THE COMPANY’S 2004
CAPITAL REDUCTION

The Board is pleased to announce that on January 10, 2006 the Court made an Order permitting the release of the Company from its undertakings given to the Court in connection with the Capital Reduction. In summary, the undertakings required certain amounts to be credited to a special capital reserve created in connection with the Capital Reduction; that those amounts should not be treated as realized profit for the purposes of the Companies Ordinance; that the special capital reserve should be treated as undistributable for the purposes of the Companies Ordinance; and that the Company record a summary of the undertakings in its audited or interim financial statements. Following the release of the undertakings, the Company and the special capital reserve will cease to be subject to those restrictions and the Company will no longer be required to record a summary of the undertakings in its audited or interim financial statements.

The Order of the Court permits the undertakings to be released subject to the Company setting aside certain amounts for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the Capital Reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450,000,000 1% convertible bonds due in January 2007 issued by PCCW Capital No. 2 Limited and guaranteed by the Company. It is anticipated that those amounts will be set aside, and the release of the undertakings will thereby become effective, in the first half of 2006.

The release of the undertakings represents the final step in a process, which began with the Capital Reduction, designed to ensure that the Company has the flexibility to pay dividends as and when the Board considers it appropriate in the future.

Reference is made to the announcements of PCCW Limited (the “Company”) dated April 22, 2004 and August 3, 2004 and to its shareholders’ circular dated April 23, 2004, all relating to the cancellation of the Company’s share premium account and the application of the credit thereby arising to write off the Company’s accumulated losses as at June 30, 2004, with the balance of the credit thereby arising being transferred to a special capital reserve of the Company (the “Capital Reduction”). The Capital Reduction was approved by the High Court of the Hong Kong Special Administrative Region (the “Court”) and became effective on August 3, 2004.

The board of directors of the Company (the “Board”) is pleased to announce that on January 10, 2006 the Court made an order permitting the release of the Company from its undertakings given to the Court in connection with the Capital Reduction. The terms of the undertakings are described in detail in Note 17 (c) to the Company’s interim financial statements in respect of the six month period ended June 30, 2004, Note 31a. to the Company’s audited consolidated financial statements in respect of the year ended December 31, 2004 and in Note 13 to the Company’s interim financial statements in respect of the six month period ended June 30, 2005. In summary, the undertakings required certain amounts to be credited to a special capital reserve created in connection with the Capital Reduction; that those amounts should not be treated as realized profit for the purposes of the Hong Kong Companies Ordinance (“Companies Ordinance”); that the special capital reserve should be treated as undistributable for the purposes of the Companies Ordinance; and that the Company record a summary of the undertakings in its audited or interim financial statements. The amounts in question required to be credited to the special capital reserve included the balance of the credit arising from the Capital Reduction, after writing off the Company’s accumulated losses as at June 30, 2004, and sums received by the Company after the date of the Capital Reduction in respect of its investments in relation to which losses were written off in the Capital Reduction.

Following the release of the undertakings, the Company and the special capital reserve will cease to be subject to the restrictions set out in the undertakings, summarised above, and the Company will no longer be required to record a summary of the undertakings in its audited or interim financial statements. The Order of the Court made on January 10, 2006 permits the undertakings to be released subject to the Company setting aside certain amounts for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the Capital Reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450,000,000 1% convertible bonds due in January 2007 issued by PCCW Capital No. 2 Limited and guaranteed by the Company. It is anticipated that those amounts will be set aside, and the release of the undertakings will thereby become effective, in the first half of 2006. Once the release of the undertakings becomes effective, amounts credited to the special capital reserve will, subject to compliance with relevant laws applicable to distibutions, be available for distribution. The release, however, does not impact upon the income statement of the Company.

The release of the undertakings represents the final step in a process, which began with the Capital Reduction, designed to ensure that the Company has the flexibility to pay dividends as and when the Board considers it appropriate in the future.

By Order of the Board Alexander Anthony Arena Director

Hong Kong, January 10, 2006
The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta;
The Hon Raymond George Hardenbergh Seitz